Boxes, INC.

(A Delaware Corporation)

*Unaudited Financial Statements as of and for the Year
Ended December 31, 2015*



Unaudited Financial Statements

Independent Accountant's Review Report

To Management
Boxes, Inc.
Fort Lauderdale, FL

I have reviewed the accompanying balance sheet of Boxes, Inc. as of December 31, 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 9, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BOXES, INC.
(A Delaware Corporation)

STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
DECEMBER 31, 2015

ASSETS

CASH	$	114,544
PROPERTY, PLANT AND EQUIPMENT—Net of accumulated depreciation		4,457
OTHER ASSETS		2,950
TOTAL ASSETS	$	121,951

LIABILITIES AND STOCK HOLDER'S EQUITY

LIABILITIES:		
Note Payable	$	655,000
Other liabilities		38,814
Interest payable		14,317
TOTAL LIABILITIES		708,131
STOCK HOLDER'S DEFICIT:		
Capital Stock		598,788
Retained Earnings		(570,272)
Current Earnings		(614,696)
TOTAL STOCK HOLDER DEFICIT		(586,180)
TOTAL LIABILITIES AND STOCK HOLDER EQUITY	$	121,951

See notes to consolidated financial statements.

BOXES, INC.
(A Delaware Corporation)

STATEMENT OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2015

INCOME:

Sales Revenue	$	398
Total income		398

EXPENSES:

Consultant fees	424,264
Hosting fees	48,483
Marketing and Advertising	39,253
Rent and other occupancy costs	39,097
Interest expense	17,598
Travel and entertainment	17,198
Professional fees	16,596
General office expenses	389
Depreciation	2,894
Other expenses	9,321
Total expenses	615,094
Net loss from continuing operations	(614,696)

NET LOSS	$	(614,696)

See notes to consolidated financial statements.

BOXES, INC.
(A Delaware Corporation)

STATEMENT OF CASH FLOWS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(614,696)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Increase in interest payable		13,222
Increase in other liabilities		4,600
Conversion of interest payable to capital stock		4,374
Depreciation		2,894
Net cash used in operating activities		(589,606)

CASH FLOWS FROM INVESTING ACTIVITIES:

Payments for purchase of property, plant and equipment		-
Net cash used in investing activities		-

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of notes	$	655,000
Net cash used in financing activities		655,000

NET CHANGE IN CASH AND CASH EQUIVALENTS		65,394
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		49,150
CASH AND CASH EQUIVALENTS, END OF YEAR	$	114,544

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Conversion of note and interest payable to capital stock	$	134,373

See notes to consolidated financial statements.

Unaudited Financial Statements

BOXES, INC.
(A Delaware Corporation)

STATEMENT OF CHANGES IN STOCK HOLDER'S DEFICIT (UNAUI
YEAR ENDED DECEMBER 31, 2015

	Stock Holder's (Deficit)
January 1, 2015	$ (105,857)
Net loss	(614,696)
Conversion of Notes	134,373
December 31, 2015	$ (586,180)

See notes to consolidated financial statements.

BOXES, INC.
(A Delaware Corporation)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

1. **ORGANIZATION**

Boxes, Inc. (the "Company"), a Delaware Corporation, was organized on May 3, 2012 for the purpose of developing software for moble devices and the web, with the intent of creating a social network for collectors.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

***Basis of Accounting*—** The consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

***Cash*—** Cash includes amounts on deposit and is held with a major financial institution. The Company is subject to credit risk to the extent the financial institutions with which the Company conducts business are unwilling or unable to deliver cash or repay amounts owed. The Company had counterparty concentration of credit risk primarily with one well-recognized financial institutions in the U.S. Such risk is partially mitigated due to the fact that the counterparty is a major financial institution with obligations to comply with rules and regulations governing banks.

***Use of Estimates*—** The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates may also affect the disclosure of contingent assets and liabilities as of the date of the financial statements and the amount of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

***Fair Value Measurements*—** Accounting Standards Codification ("ASC") No. 820, *Fair Value Measurement* ("ASC 820"), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's only holds cash, which is measured at fair value. Therefore leveling does not apply.

Income and Other Taxes— The Company is a corporation treated as a C Corporation for U.S. tax purposes. As of December 31, 2015, the Company had no taxes payable.

The Company has elected to carry forward any net operating losses to future years. Benefits associated with net operating loss carry forwards for U.S. federal income tax purposes expire if unused after twenty years. The Company has elected not to record a valuation allowance for future tax benefits associated with the carry forwards due to management's uncertainty as to whether the Company will be in a position in the future to take advantage of them.

The Company's federal income tax filings remain subject to examination for the following years:

Tax Year 2012 until 2016
Tax Year 2013 until 2017
Tax Year 2014 until 2018

Property, Plant and Equipment— Property, plant and equipment are stated at cost. The Company uses the straight-line method to depreciate its assets over the following estimated useful lives: computer hardware and software for three years; and telephone and other equipment for five years.

3. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2015, property, plant and equipment consist of the following:

Computer hardware:	$7,351
less accumulated depreciation	(2,894)
Net property, plant & equipment	$4,457

4. COMMITMENTS

The Company has notes payable of $655,000 as of December 31, 2015. These notes accrue interest at a rate of 4% and are convertible to common shares upon maturity.

As of December 31, 2015, a security deposits of $2,950 is being held as collateral for office space. The Company's lease is renewable on a yearly basis.

5. SHARES OUTSTANDING

As of December 31, 2015, the Company had the following shares outstanding:

Common Stock (par value $0.00001)   46,789,590

6. SUBSEQUENT EVENTS

During the period of March 2016 to August 2016, the company issued an additional $213,500 of one-year notes, which accrue interest at 4% annually and are convertible to common stock upon maturity.

Management has evaluated all subsequent events or transactions for potential recognition or disclosure through August 31,2016, the date financial statements were available to be issued, and has determined that there are no additional subsequent events requiring adjustments to or disclosure in the consolidated financial statements.

UNAUDITED